NEWS RELEASE
July 10, 2007
NR 7-20

ENERGY METALS ENTERS AGREEMENT WITH ANADARKO LAND CORP.

Vancouver, British Columbia, July 10, 2007: Energy Metals Corporation (TSX:EMC; NYSE Arca: EMU) is pleased to announce the signing of an Exploration License with Option to Lease with Anadarko Land Corp. a subsidiary of Anadarko Petroleum Corp. (APC-NYSE) covering 65 square miles or more than 41,000 acres of prospective uranium bearing ground in Carbon and Sweetwater Counties, Wyoming. The land covered is railroad grant land originally conveyed to the Union Pacific Railroad and previously held by Rocky Mountain Energy. This brings EMC’s total land interests in Wyoming to more than 300,000 acres. This License represents a 16% increase in EMC’s Wyoming land interests.

This License covers more than 25,000 acres of alternating (checkerboard) sections in the Red Rim area where EMC already owns 7540 acres of unpatented lode claims. With this license, EMC has consolidated the entire district which was one of the last major discoveries in the state during the previous uranium boom of the 1970s. Union Carbide had conducted wide spaced drilling which delineated the redox boundary within three major sand units in the Fort Union Formation over an aerial extent of approximately fifteen miles. Additional closer spaced drilling at the southern most end of the more than fifteen mile trend defined the Red Rim deposit where EMC has previously announced a 43-101 compliant mineral resource report in NR 06-15 dated July 14, 2006.

The License also covers more than 14 square miles of alternating (checkerboard) sections southwest of the Rio Tinto Sweetwater Mill consolidating EMC’s already existing claims along a known mineralized trend discovered by Rocky Mountain Energy during the 1970s. In addition, three other smaller prospective areas adjacent to other EMC claim blocks are covered.

Terms of the License require a bonus payment of $420,000.00 for an initial term of 2 years during which EMC will incur exploration expenses of $360,000.00 per year. Three extensions of one year each are available and require an additional yearly expenditure of $360,000 in each of the first two extensions and $500,000 in the final extension term. Acreage under license will be reduced by 1/3 following the initial term, and the first extension term. EMC may go directly to lease on any parcel or part thereof at any time while the License is in effect by paying a bonus per acre to establish the lease followed by advance royalty payments in subsequent years. The advance royalty ranges from 5 to 6% and will be credited against a sliding scale royalty tied to the price of yellowcake.

In other news, EMC reports that its formerly wholly owned subsidiary Golden Predator Mines Inc. has closed the first tranche of a private placement of Special Warrants. Each Special Warrant entitles the owner to one share of Golden Predator and one warrant to purchase one share at the price of 1.50 for 12 months. The first tranche consisting of 5,060,000 Special Warrants priced at 1.00 each has been closed.

Golden Predator also reports that an extensive lightning sparked fire known as the Tungsten Fire had swept thought the company’s Springer Mine and Mill facility on Saturday afternoon consuming over 50,000 acres in the area. Although the fire is still uncontained forcing periodic closure of both highways and railways in the area, the company’s facilities experienced only minor damage consisting of the total loss of several empty storage trailers and one abandoned historic mill building. Due to the severity of the burn in the area the facility is no longer in any fire danger. No workers were injured and none of the modern facilities suffered any damage. The project is currently without electricity and has intermittent phone use due to the many utility poles and lines in the area being burnt. “The only thing remaining within the footprint of this expansive fire is the Springer Facility. Its survival is a tribute to the efforts of our dedicated and exceptionally well qualified personnel who had instituted a fire protection plan several months ago and maintained a vigil at the facility during the actual fire. The company is grateful for these efforts” stated William Sheriff, President and CEO of Golden Predator and Chairman of Energy Metals Corporation.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

Golden Predator Mines Inc. is an active privately held gold exploration and development company with properties located in Nevada, Wyoming, and surrounding states. The company also owns several tungsten assets including the Springer Mine and Mill Complex in Pershing County, Nevada. EMC is Golden Predator’s largest shareholder.

For further information, please contact:
Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684
For more information, send questions and comments to info@energymetalscorp.com.

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.